Exhibit 99.3

HELLENIC SOLUTIONS CORPORATION 5, ICHOUS STR. - GALATSI 111 46 ATHENS, GREECE	VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Olde Monmouth Stock Transfer Co., Inc., 200 Memorial Parkway, Atlantic Highlands, NJ 07716, United States of America.
THANK YOU FOR VOTING.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HELLENIC SOLUTIONS CORPORATION
The Board of Directors recommends that you vote FOR the following: Vote on Directors
1.
 To ratify the the actions of the Board of Directors at its meetings held on each of March 22, 2011 and April 29, 2011, including the removal of Messrs. Stavros and Moschopoulos, the reduction in size of the Board from five (5) members to three (3), and the continued directorship of Messrs. Clancy, Vassilikos, and Krikis, each of whom will hold office until such time as they resign or are removed from office by ordinary resolution of the company.
		For ☐	Against ☐	Abstain ☐
2.	To remove Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the Board of Directors.	For ☐	Against ☐	Abstain ☐

Please sign below, exactly as name or names appear(s) on this proxy. If the stock is registered in the names of two or more persons, each should sign. When signing as attorney, executor, administrator, trustee, custodian, guardian or corporate officer, give full title. If more than one trustee, all should sign.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

PROXY	HELLENIC SOLUTIONS CORPORATION	PROXY

PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 16, 2011
The undersigned, revoking all prior proxies, hereby appoints Joseph B. Clancy and Dimitrios K. Vassilikos, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of Hellenic Solutions Corporation (the “Company”) which the undersigned may be entitled to vote at the Special Meeting of Shareholders of the Company to be held at the registered office Stuarts Corporate Services Ltd., P.O. Box 2510, 4th Floor, 1 Cayman Financial Centre, 36A Dr. Roy's Drive, Grand Cayman KY1-1104, Cayman Islands, on Thursday, June 16, 2011 at 12:00 p.m. (noon) local time and at any and all adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the matters listed on the reverse side and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

The shares represented by this proxy card will be voted as directed or, if this card contains no specific voting instructions, the shares will be voted in accordance with the recommendations of the Board of Directors.
YOUR VOTE IS IMPORTANT. You are urged to complete, sign, date and promptly return the accompanying proxy in the enclosed envelope.
(Continued and to be signed on reverse side.)